

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Julian T. Ross
OxySure Systems, Inc.
10880 John W. Elliott Drive, Suite 600
Frisco, Texas 75034

>**Re:**   **OxySure Systems, Inc.**
>**Amendment No. 8 to Registration Statement on Form S-1**
>**Filed June 22, 2011**
>**File No. 333-159402**

Dear Mr. Ross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   On pages 2, F-38 and F-78, the company discloses that the company has a working capital deficit of approximately $1,439,350 as of March 31, 2011, $1,476,495 as of December 31, 2010, and $549,866 as of December 31, 2009. Please reconcile these amounts with the amounts presented in your financial statements on pages F-2 and F-41. Explain how you calculated working capital deficit, since we note that the amounts do not equal current assets minus current liabilities at those dates.

Shares Eligible for Future Sale, page 37

2.   Please reconcile your response to prior comment 5 with the disclosure here regarding lock-up agreements that will restrict the sale of your shares.

Related Party Transactions, page 90

3.   Your revisions on page 91 in response to prior comment 12 indicate that the amounts in notes 8 and 9 relate to the agreement with Afritex, rather than the Senior Note and Exchange Modification. If that is not correct, please revise for clarity.

Interim Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-6

Inventory, page F-7

4.   Please revise your disclosure to address your inventory policy with respect to reserves. Refer to ASC 330-10-35-1 and 35-2.

Stock-Based Compensation, page F-9

5.   Your response to prior comment 15 stated that the warrants are not stock-based compensation. Please tell us why you have included common stock warrants issued in connection with convertible loans in a table that you disclose represents stock-based compensation expense. Please similarly address for the table on page F-49.

Note 4. Notes Payable, page F-14

6.   We note your response to prior comment 19. Please revise this note to disclose the maturity date of the JTR Senior Note, or, if maturing serially, a brief description of the serial maturities, as well as all applicable payment term information required by Rule 5-02.22(1) of Regulation S-X.

7.   In response to prior comment 20, you stated that the debt discount for the JTR Second Note and Senior Note was expensed as interest expense upon issuance. Please tell us why and whether the debt had a stated redemption date.

8.   We note your response to prior comment 21. We note that you reflect the Frisco note net of its discount in the table of current and long-term notes payable on page F-23, whereas you present the gross amount of the Sinacola and Alcedo notes and aggregate the related discount. Please revise your disclosure in Note 4 to be consistent with ASC 835-30-45-1A through 45-4 which states that a note discount is not a liability separable from the note that gives rise to it and should be reported in the balance sheet as a direct deduction from the face amount of the note and that requires you to disclose the face amount of the note in the financial statements or in the notes to the statements. Refer to ASC 835-30-55-8 for examples. In addition, please revise the table to disclose the effective interest rate of your notes. See ASC 835-30-45-2.

Annual Financial Statements, page F-40

Note 1. Summary of Significant Accounting Policies, page F-45

Equity Warrants, page F-48

9.   We note that in response to prior comment 24, you stated that the warrants are treated as equity, not liability. However, you continue to disclose on pages F-48 and F-60 that you remeasure the warrants at each reporting period to record their fair value. US GAAP does not require you to remeasure warrants that are classified as equity and have been credited to paid-in capital as described in ASC 470-20-25-2. That accounting treatment, of remeasuring the warrants each period, would only apply if you accounted for the warrants as liabilities.   Please revise your filing to include an accounting policy that clearly and consistently discloses whether you accounted for the warrants as equity or liabilities and describes the related accounting that complies with US GAAP.

10.   Also, your response stated that in accordance with ASC 470-20-55-16, the proper accounting treatment is to record an adjustment to additional-paid-in-capital when the unamortized amount of the original discount exceeds the amount necessary for the total discount to be equal to the intrinsic value (FMV). We note that ASC 470-20-55-13 through 55-17 provides guidance on the conversion price to be used to measure intrinsic value. Since the warrants are not within the scope of the beneficial conversion literature because they are not convertible instruments, this guidance would not be applicable to the warrants. Further, if you believe that this guidance is applicable to the convertible debt, then please provide us with your detailed analysis of the terms of the convertible debt in determining your accounting for the beneficial conversion feature. Explain how and why you applied ASC 470-20-55-16 since your use of this guidance would only be appropriate if the conversion price adjusts. We noted no discussion of adjustments to the conversion rate in your disclosure.

11.   Further, we note from your responses to prior comments 24 and 25 that you seem to equate fair market value with intrinsic value. This is because you refer to "intrinsic value (FMV)." Please note that fair market value is not the same as intrinsic value. Under the FASB Master Glossary, fair market value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Whereas, ASC 470-20-30-4 through 30-8 provides guidance on measuring intrinsic value and states that intrinsic value is calculated as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible.

Note 4. Notes Payable, page F-54

12.   In response to prior comment 27, you provided us with an annex to the response letter. We continue to note that the response does not include the information we requested. We would like to see a schedule for each of the notes showing the calculation of the beneficial conversion feature *at the date the notes were issued*, not how you amortized the beneficial conversion feature over the term of the notes. As such, please provide the following for each note:

- Calculation of the fair value of the warrants as of the issuance date;
- Fair value of the notes as of the issuance date;
- Preliminary allocation of the proceeds of the notes between the relative fair value of the warrants and the notes;
- Calculation of the *effective conversion price* of the notes based upon the amount allocated above (Refer to ASC 470-20-30-5);
- Calculation of the intrinsic value of the embedded conversion option which under 470-20-30-6 should be calculated as the difference between the *effective conversion price* of the notes and the fair value of the common stock, multiplied by the number of shares into which the security is convertible; and
- The amount of the beneficial conversion feature which should be the lesser of the intrinsic value or the amount of the proceeds allocated to the notes in the third step above. (Refer to ASC 470-20-30-8).

Refer to the example in 470-20-55-10 through 55-12.

Note 8. License and Service Agreements, page F-30

13.   In response to prior comment 28 you stated that you extended the maturity date of the note to Afritex because you were not able to pay the note in cash and you did not want to issue shares in satisfaction of the debt. Please explain why the company did not want to issue shares. It appears that as a result of the extension that the company will have to pay additional amounts of interest on the notes. Please confirm our understanding.

14.   Further to your response to prior comment 29, please reconcile your response which shows a total of $480,655 in revenue from Afrtiex in 2010 with your statements of operations for 2010 on page F-42 which shows total revenues of $356,013.

15.   Further, as previously requested in comment 29, please update us on the status of the agreement wherein Afritex agreed to pay a royalty of 8% of gross sales of all derivative products sold, agreed to make an initial purchase of $145,000 in existing OxySure products, and committed to purchasing an annual minimum of $480,000 in existing OxySure products. Explain why there have been no further sales to Afritex since 2010 and why they have not met their minimum commitments.

16.   Also, we note your response to prior comment 8 that these companies have begun
        marketing your products, but they have not yet met their distribution commitments to
        maintain exclusivity. Your disclosure in Note 8 states that Afritex committed to
        purchasing an annual minimum of $480,000 in existing OxySure products. Please revise
        the filing to disclose the remedies available to you if they do not meet these
        commitments.

17.   We note your responses to prior comments 30 and 31 indicating that based on ASC 505-
        50-25/55 and ASC 605-50-15/25 you believe the proper accounting is to record an asset
        that will be amortized over the period of the related contract. You believe that this asset
        represents the exclusivity distribution arrangement or as you indicated in your response
        "the distributor is not permitted to distribute or license any other competitive product."
        Please respond to the following:

        •   Given the fact that ASC 605-50-25-1 states that the guidance in that section does
                not apply to arrangements where the vendor receives an identifiable benefit and
                you indicate in your response that you believe you received an identifiable
                benefit, please tell us why you believe that the guidance in ASC 605-50 is
                applicable to your transaction.
        •   Further, describe to us the factors that you considered in concluding that you had
                obtained an identifiable benefit from your distribution arrangement and explain
                how you considered the guidance in ASC 605-50-45-2.a and the example at ASC
                605-50-55-23/25 in your evaluation. If as part of that evaluation you conclude
                that you did not receive an identifiable benefit, then please explain how you have
                applied or intend to apply the guidance in ASC 605-50.
        •   Explain why you believe that ASC 505-50-25 is applicable to this transaction
                since it addresses when to first recognize an exchange transaction that involves an
                equity instrument as one part of the exchange and in which the recipient of the
                equity instrument is not an employee. We note that you issued convertible debt to
                Afritex, not an equity instrument.
        •   Further, we note that the guidance you reference (ASC 505-50-25-4), does not
                address the period(s) or the manner (that is, capitalize versus expense) in which an
                entity granting an equity instrument should recognize the fair value of the equity
                instruments. Please provide further analysis to explain your accounting basis for
                capitalizing and not expensing the $270,000 and cite the specific accounting
                literature you applied and how you applied it.
        •   Also, it appears that your obligations under the note payable are not contingent on
                any future performance of Afritex. Please confirm if true, or explain if not true.
        •   Please explain whether you believe that you can reasonably estimate the fair value
                of the benefit identified and why.

Note 17. Correction of Error to Prior Period Financial Statements, page F-81

18.   We note your response to prior comment 33. However, we note that you first reported your financial statements as of and for the year ended December 31, 2009 in Amendment No. 2 to Form S-1 filed on July 15, 2010. Therefore, the "as reported" balances in Note 17 should begin with the amounts that were reported in that filing. Please revise the note to comply.

19.   We note from your response to prior comment 33 that you have not included adjustments that impacted your net loss in the table showing the changes to retained earnings. As previously requested, please revise so that the amount reflected for retained earnings (i.e., accumulated deficit) as restated agrees to the amount reflected in your balance sheet on page F-41.

20.   We note from your response to prior comment 34 that you do not believe that you need to include adjustments affecting the statements of cash flows because they were non-cash adjustments. However, ASC 250-10-50-7 requires you to provide the required disclosures when your financial statements are restated to correct an error and does not exempt for adjustments that you may consider to be non-cash. As such, and as noted in our comment above, please revise the disclosure to comply with ASC 250-10-50-7(a) and include the effect of the correction of the error on each financial statements line item and any per-share amounts affected as required by ASC 250-10-50-7(a) and describe the nature of each error. This includes changes made to your statements of cash flows.

21.   Further, from your response to prior comment 34 we note that you had prior period adjustments. As previously requested in comment 35, please provide the disclosures required by ASC 250-10-50-7(b) and 50-8.

22.   In prior comment 37, we asked you to show us the journal entries made for each of the error corrections. Your response referred us to the descriptions included in Note 17. While we note the disclosures, we require further information to understand the underlying journal entries for each of the adjustments described in (a) – (e). As such, please provide us with the underlying journal entries showing the accounts and amounts debited and the accounts and amounts credited for each adjustment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by e-mail): Arrin Langdon, Esq. — Oswald & Yap LLP